U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 333-213314

HUAHUI EDUCATION GROUP LIMITED

13th Floor, Building B1, Wisdom Plaza,

Qiaoxiang Road, Nanshan District

Shenzhen, Guangdong Province, China 518000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation and Appointment of Directors

Mr. Junze Zhang resigned from his positions as the President, Chief Executive Officer, Secretary, Director, and Chairman of the Board of Huahui Education Group Limited (the “Company”) as of August 14, 2023. Mr. Zhang’s resignation did not result from any disagreement with the Company or its management.

On August 14, 2023, the board directors of the Company elected Ms. Shufang Zeng as the President, Chief Executive Officer, Secretary, Director, and Chairman of the Board of the Company.

Ms. Zeng has worked as a managing director of Hua’an (SHENZHEN) Great Health Industry Management Co., Ltd, a Chinese company that operates in the healthy food and beauty products industry from September 2012 to June 2022. Prior to that, she was a community director of Fuhai Street Rentian Community Workstation of Bao’an District Shenzhen City from September 2012 to June 2022. Ms. Zeng obtained her associate degree in administrative management from Central Radio and Television University in 2013. She does not have any family relationship with any of the Company’s directors or executive officers.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HUAHUI EDUCATION GROUP LIMITED

	By:	/s/ Shufang Zeng
	Name:	Shufang Zeng
	Title:	Chief Executive Officer

Date: September 27, 2023